SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated February 9, 2009 with the report for the six-month period ended on December 31, 2008 and December 31, 2007 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated February 9, 2009, the Company filed the report for the six-month period ended on December 31, 2008 and December 31, 2007 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	12-31-08	12-31-07
	(thousands of Ps.)	(thousands of Ps.)
1- Period Result
Ordinary	12,296	14,472
Extraordinary	—	—
Period Profit	12,296	14,472

2- Net Worth Composition

Outstanding Shares	479,593	320,775
Treasury Shares	21,943	—
Subscribed Capital	501,536	320,775
Comprehensive Capital Adjustment – Outstanding shares	158,946	166,218
Comprehensive Capital Adjustment – Treasury Shares	7,272	—
Premium on Shares	879,207	166,203
Technical revaluation	—	—
Legal Reserve	16,792	15,645
Reserve for new projects	158,744	158,744
Retained earnings	(34,584)	14,472
Temporary conversion difference	(11,691)	8,926
Total Net Worth	1,676,222	850,983

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital stock of the Company is Ps. 501,536,281. Its share composition is divided in 501,536,281 of non endorsable registered common stock of nominal value Ps. 1 each, one (1) vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 162,997,370 shares, which represent the 32.5% of the issued authorized outstanding capital. As of December 31, 2008, 21,944,996 shares of the issued authorized outstanding capital are treasury shares.

As of December 31, 2008 the amount of 331,327,813 non endorsable common stock of nominal value Ps.1 each and one (1) vote each are not held by the principal shareholders, which represents 66.1% of the issued authorized outstanding capital.

On March 2008, the Company issued 180 million common shares of $1 par value each, which additionally grants 1 warrant to purchase 0.33333333 additional common shares. The exercise price US$ 1.68 for each new common share. The Company granted 180 million of warrants which entitles its holders to by an amount of 60 millions additional common shares at the exercise price above mentioned. The warrants will expire on May 22, 2015. The warrants are listed on the Bolsa de Comercio de Buenos Aires under the symbol of “CREW2”, and in NASDAQ under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 560,774,768. If Inversiones Financieras del Sur S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A: would increase in 24,331,899 shares, which would represent a stake of 33.4%, and a total amount of 187,329,269 shares. .

The following activities can be remarked during the period:

•

Effective as from October 1, 2008, Cresud submits its results in consolidated form with those of IRSA Inversiones y Representaciones S.A., in which Cresud held an equity interest of 54.01% as of December 31, 2008. IRSA’s revenues and costs lines in the consolidated income statement account only for the activity recorded during the three-month period from October 1 to December 31, 2008. IRSA’s results originated before that period are reflected in the corresponding line Results from Interests in Related Companies.

•

The difference between Operating Income and Net Income is explained by the changes in the exchange rates applied for valuing IRSA’s stock of debt and the differences in the valuation of consolidated financial assets and those financial assets held by Banco Hipotecario, largely attributable to the impact of the higher volatility experienced in the financial markets.

•

Operating income of Ps.32.3 million is composed of a Ps.50.4 million income derived from IRSA’s consolidated segments and a Ps.18.1 million loss from Cresud’s agribusiness segments, compared to a Ps.22.4 million income in Cresud’s operating activities in the first six months of fiscal year 2008. This is mainly due to factors such as lower margins recorded in wheat and beef cattle production caused by adverse weather conditions and the absence of results derived from the fact that no land sales transactions were recorded this period (as compared to Ps.20.7 million posted in the same period of the previous fiscal year).

•

Production: We increased the number of hectares allocated to agriculture by 66%, to over 104,000 hectares. As of December 31, 2008, 99% of the surface area planted with wheat had been harvested, and 62% of the soybean, 65% of the corn, 31% of the sorghum and 100% of the sunflower had been sown. Although a lower output has been projected for this year as a result of the unfavorable weather conditions prevailing in Argentina, thanks to Cresud’s diversification of lands and crops and its portfolio management strategy this drop is expected to be lower than the country’s average.

•

International expansion plan: We have concluded the due diligence process and closed the acquisition of 12,166 hectares in Bolivia and 20,965 hectares in Paraguay. Corn and soybean have started to be sown in over 10,000 hectares in Bolivia. These lands are suitable for double harvesting in the same crop season.

•	Cresud’s share repurchase plan: As of the date of this earnings release the Company’s investment in own shares is 4.8% of its capital.

•

As concerns IRSA’s operations, operating losses were recorded in its subsidiary Tarshop S.A. due to the conditions prevailing in the financial markets, offsetting the better operating results recorded in the real estate segments, that present good cash generation levels.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 10, 2009.